1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: January 18, 2018	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Fourth Quarter EPS of NT$3.83

Hsinchu, Taiwan, R.O.C., Jan 18, 2018 — TSMC today announced consolidated revenue of NT$277.57 billion, net income of NT$99.29 billion, and diluted earnings per share of NT$3.83 (US$0.64 per ADR unit) for the fourth quarter ended December 31, 2017.

Year-over-year, fourth quarter revenue increased 5.9% while net income and diluted EPS both slightly decreased 0.9%. The decreases in net income and EPS were mainly due to the strong appreciation of NT dollars, which affected the operating profit margin rate negatively by about two percentage points. Compared to third quarter 2017, fourth quarter results represented a 10.1% increase in revenue and a 10.4% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $9.21 billion, which increased 10.7% from the previous quarter and increased 11.6% year-over-year.

Gross margin for the quarter was 50.0%, operating margin was 39.2%, and net profit margin was 35.8%.

In the fourth quarter, shipments of 10-nanometer accounted for 25% of total wafer revenue; 16/20-nanometer process technology accounted for 20% of total wafer revenue; and advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 63% of total wafer revenue.

“Our fourth quarter business was supported by major mobile product launches and continuing demand for cryptocurrency mining,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Moving into first quarter 2018, we expect the strong demand for cryptocurrency mining will continue while mobile product seasonality will dampen our business in this quarter. Based on our current business outlook, management expects the overall performance for first quarter 2018 to be as follows”:

•	Revenue is expected to be between US$8.40 billion and US$8.50 billion;

And, based on the exchange rate assumption of 1 US dollar to 29.6 NT dollars,

•	Gross profit margin is expected to be between 49.5% and 51.5%;

•	Operating profit margin is expected to be between 38% and 40%.

The management further expects the 2018 capital budget to be between US$10.5 billion and US$11 billion.

TSMC’s 2017 Fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)

	4Q17 Amount[a]		4Q16 Amount		YoY Inc. (Dec.) %	3Q17 Amount		QoQ Inc. (Dec.) %
Net sales	277,570		262,227		5.9	252,107		10.1
Gross profit	138,748		137,109		1.2	125,880		10.2
Income from operations	108,895		109,907		(0.9)	98,056		11.1
Income before tax	111,675		112,047		(0.3)	100,518		11.1
Net income	99,286		100,200		(0.9)	89,925		10.4
EPS (NT$)	3.83	[b]	3.86	[b]	(0.9)	3.47	[b]	10.4

a:	4Q2017 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2018 is expected to exceed 12 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB® facilities, four eight-inch fabs, and one six-inch fab, in Taiwan, as well as TSMC’s wholly owned subsidiaries, WaferTech, TSMC China, and TSMC Nanjing. TSMC is the first foundry to provide 7-nanometer production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com